Exhibit 99.1

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Additions to Management Team

REHOVOT, Israel, July 6, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) disorders, today announced the appointments of Tami Yardeni as Chief Operating Officer and Eran Shor as Vice President (VP) Devices.

Ms. Yardeni joins us from Teva Pharmaceutical Industries, where she worked for the past 17 years, most recently as VP, Head of Global Clinical Operation, Global R&D. In this position she was responsible for the operational execution of global development programs across all indications from Phase I to regulatory approval and commercialization. She was responsible for a budget of several hundreds of millions of dollars and her responsibilities included direct oversight of 150 clinical trials annually. From 1999 to 2011, Ms. Yardeni held positions of increasing responsibility in the area of Biometrics at Teva, including six years of managing the Global Data Management Center of Excellence, where she led the strategic planning and execution of data management outsourcing and off-shoring, as well as the post-acquisition integration processes for various biometrics functions. Previously Ms. Yardeni served as a Statistician at Technostat, a Clinical Research Organization. She received both her B.A. in Statistics and M.A. in Applied Statistics from Haifa University.

Mr. Shor has 18 years of experience in the development, registration, production and commercialization of medical devices, most recently as Chief Executive Officer of PerfAction Technologies, a company that develops technologies and medical devices for drug delivery. In this capacity he led the company from the R&D stage to global commercialization. From 2009 to 2013, Mr. Shor was COO of PerfAction Technologies, where he led multi-disciplinary R&D teams that integrated mechanics, electronics, pneumatics, and software development. From 2003 to 2009, he held positions of increasing responsibility at GI View, a company focused on developing a new generation of endoscopy products for gastrointestinal applications based on unique visualization and self-propelled pneumatic intubation technology. These positions included Mechanical & System Manager, VP of R&D & COO. Previously Mr. Shor held positions in Mechanical Engineering at Nova and Elan Medical, where he took part in developing a wearable drug delivery pump. He received his B.Sc. in Mechanical Engineering from Tel Aviv University.

“Tami’s extensive experience that includes the management of large scale global clinical operations and Eran’s considerable expertise and success in developing innovative medical devices through commercialization will greatly enhance NeuroDerm’s global operations and device development capabilities, reinforcing our mission to offer next-generation treatments for Parkinson's disease,” said Oded Lieberman, PhD, CEO of NeuroDerm. “Tami’s experience will contribute significantly to our success as we increase our activities and initiate additional global clinical trials across our product portfolio and prepare for regulatory filings in Europe and the United States in 2017. Eran’s demonstrated capabilities in multiple aspects of engineering and medical device development will play a significant role in ensuring that our product candidates incorporate the most cutting-edge developments in the dynamic world of drug delivery devices. I am pleased to welcome each of them to NeuroDerm.”

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867

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